Item 1


                                 [LOGO - REGUS]

                                  PRESS RELEASE
                               Tuesday 3 July 2001


                                TRADING STATEMENT

Chertsey, UK, 3 July 2001, Regus plc, the international serviced offices provider (LSE: RGU.L; NASDAQ: REGS) is issuing a trading statement in connection with the year ending 31 December 2001.

Since the announcement of our first quarter results, we have experienced a marked slowdown in our business in several key markets. The slowdown, which began in the US (and to which we referred in our first quarter results announcement), is now also affecting the UK, the Benelux countries and Germany. Taking this into account, we expect revenues for 2001 to be up approximately 30 per cent on 2000. We have already undertaken a range of measures which are designed to reduce costs in the remaining six months of 2001. Accordingly, we expect an operating result before the exceptional item of around breakeven for the year provided there is no further significant deterioration in the economic environment.

We have also made operational changes and are in the process of rolling these out across the global network. These changes include a re-packaging and re-pricing of the Regus product range in order to improve the value proposition for customers. The impact on our margins will be mitigated in part by improved terms from our suppliers. The changes to the pricing model are also designed to encourage customers to contract with Regus for longer periods. Average contract lengths of new business have increased 38 per cent in the second quarter compared with the first quarter of 2001 and 64 per cent compared to the fourth quarter of 2000.

Regus expects to announce its second quarter results on 31 July 2001. The second quarter results will include an exceptional item of (pound)3.2 million relating to advisers' fees in connection with the aborted acquisition of Frontline Capital Group and HQ Global Workplaces.

ENDS




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Enquiries:

Regus
Mark Dixon, Chief Executive                   Today       Tel: +44 20 7831 3113
Stephen Stamp, Group Finance Director         Thereafter  Tel: +44 1932 895000

Financial Dynamics                                        Tel: +44 20 7831 3113
David Yates
Richard Mountain



THE SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES REFORM ACT OF 1995

The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties, including but not limited to risks associated with the serviced office market, the long term nature of the Company's lease commitments, its growth ambitions, foreign exchange and other risks and uncertainties, including those detailed in the Form 20-F filed with the Securities and Exchange Commission.










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Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United
States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K contains certain forward-looking statements, including, but not limited to, the possibility of a future transaction. Actual events may differ materially from the Company's expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include: the impact of heightened competition, changes in the Company's strategic alliances, a decline in the US or world economy, acceptance of and demand for serviced offices, changes in the structure of the property industry, changes in work practices, changes in exchange rates, changes in the political, regulatory or fiscal regime in the Company's area of activity and general economic conditions in the countries in which the Company operates. For a discussion of these and other factors which may have a material impact upon the Company's financial condition, results of operations and liquidity, see "Risk Factors" and "Operating Results" of the Company's Annual Report on Form 20-F.